Exhibit 99.1
COINCHECK GROUP N.V. and its subsidiaries.

Acronyms and defined terms used in the text include the following:

Term	Description
Aplo SAS (“Aplo”)	Aplo is a digital assets prime brokerage that serves institutional crypto investors, that Coincheck Parent acquired in October 2025.
altcoin	A term sometimes used to refer to a cryptocurrency other than Bitcoin.
Bitcoin (“BTC”)	The first system of global, decentralized, scarce, digital money as initially introduced in a white paper titled “Bitcoin: A Peer-to-Peer Electronic Cash System” by Satoshi Nakamoto.
blockchain	A cryptographically secure digital ledger that maintains a record of all transactions that occur on a network and follows a consensus protocol for confirming new blocks to be added.
Board or Board of Directors	The board of directors of Coincheck Group N.V.
Business Combination	The Business Combination consummated on December 10, 2024 pursuant to the Business Combination Agreement, including related transactions therein described.
Business Combination Agreement	The Business Combination Agreement, dated as of March 22, 2022, as amended, by and among Thunder Bridge, Coincheck Parent, M1 GK, Coincheck Merger Sub, Inc., and Coincheck, and the agreements contemplated therein for related transactions to be signed or completed at closing.
Coincheck	Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) and the principal operating subsidiary of Coincheck Parent, and is a licensed cryptocurrency exchange services provider in Japan.
Coincheck Parent	Coincheck Group N.V., a Dutch public limited liability company (naamloze vennootschap).
Coincheck NFT Marketplace	Coincheck’s service available to customers that enables non-fungible tokens (NFTs) to be purchased.
cold wallet	Sometimes also described as cold storage, the storage of private keys in any fashion that is disconnected from the internet in order to protect data from unauthorized access. Common examples include offline computers, USB drives or paper records.
cover counterparties	Counterparties with which cover transactions are executed.
cover transactions	Transactions executed by Coincheck on the Exchange platform with a customer, or with a party on an external exchange or market maker that is connected via API to Coincheck’s systems, in order to offset Coincheck’s own positions or reduce its exposure arising from transactions in crypto assets with customers using Coincheck’s Marketplace platform.
crypto	A broad term for any cryptography-based market, system, application, or decentralized network.
crypto asset or a “token”	A digital asset built using blockchain technology, including cryptocurrencies and NFTs. Under PSA, digital assets that constitute a “security token” (i.e., ERTRs or ERTRISs under FIEA) are excluded from the definition of crypto assets. Accordingly, crypto assets consist only of digital assets that have been determined not to constitute ERTRs or ERTRISs.
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COINCHECK GROUP N.V. and its subsidiaries.

cryptocurrency	Bitcoin and altcoins. This category of crypto asset is designed to work as a medium of exchange, store of value, or to power applications and excludes security tokens.
customer account or customer’s account
The single account, as governed by one customer agreement, opened by a customer that enables the customer to use the Marketplace platform, Exchange platform, Coincheck NFT Marketplace, participate in Coincheck’s IEO platform offerings, and otherwise use Coincheck’s crypto services offered to its accountholders (i.e., there is one account per verified user for all accountholder services, and not separate accounts or customer agreements for each platform or service).

customer assets
Cryptocurrencies held for customers + fiat currency deposited by customers. This definition, as used in the description of our business, does not include NFTs or customer assets of Aplo, or of Next Finance Tech (if any).

customers (or “users”)
Parties who hold accounts and utilize the services provided on crypto asset platforms. This definition, as used in the description of our business, generally does not include cover counterparties, and thus such definition differs from the definition of “customer” under IFRS 15. Notwithstanding the foregoing, for purposes of the Company’s unaudited financial statements included elsewhere in this report, "customers" refers to customers that meet the definition under IFRS 15, including cover counterparties.

ERTRs and ERTRISs	Electronically recorded transferable rights (ERTRs) and electronically recorded transferable rights to be indicated on securities (ERTRIS) under FIEA.
Ether (ETH)	Ether (ETH) is the native digital currency of the Ethereum network, used to pay for transactions, secure the blockchain, and serve as a transferable store of value within the ecosystem.
Exchange platform	Coincheck’s exchange platform, targeted to more sophisticated crypto investors and traders, which facilitates crypto asset purchase and sale transactions between customers generally on a no-fee basis, and on which Coincheck from time to time purchases or sells crypto assets to help support the covering of transactions on its Marketplace platform.
FIEA	Japan’s Financial Instruments and Exchange Act
fork	A “soft” fork aims to be a backward-compatible upgrade to a blockchain, allowing nodes running older versions to still validate new transactions. A “hard” fork is a non-backward-compatible change that requires all nodes to upgrade to the new version, often resulting in a permanent split in the blockchain which results in two different blockchains, the original, and the new version, resulting in the creation of a new token.
hot wallet	A wallet that is connected to the Internet, enabling it to broadcast transactions.
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COINCHECK GROUP N.V. and its subsidiaries.

Initial Exchange Offering (“IEO”)/Initial Token Offering	A fundraising event where a crypto start-up raises money through a cryptocurrency exchange. An IEO is a type of Initial Token Offering where a company or project electronically issues utility tokens to procure funds, with a cryptocurrency exchange acting as the main party for screening the project and selling the issuer tokens. Interested supporters can buy tokens with fiat currency or cryptocurrency. The token may be exchangeable in the future for a new cryptocurrency to be launched by the project, or a discount or early rights to a product or service proposed to be offered by the project.
Japan Virtual and Crypto assets Exchange Association (the “JVCEA”)	The JVCEA is a self-regulatory organization for the Japanese cryptocurrency industry under the Payment Services Act, which is formally recognized by the Financial Services Agency of Japan (the “JFSA”). The JVCEA was established in 2018 after a hacking incident of NEM digital tokens occurred with an operational focus on the inspection of the security of domestic exchanges and the enforcement of stricter regulations. The members of the JVCEA consist of the 32 licensed class 1 Japanese virtual currency exchange service providers as of April 15, 2025.
M1 GK
M1 Co G.K., a Japanese limited liability company (godo kaisha) that was a direct, wholly owned subsidiary of Coincheck Parent and the sole shareholder of Coincheck, which was merged into Coincheck on June 20, 2025, resulting in Coincheck Parent becoming the sole shareholder of Coincheck.

Marketplace platform	Coincheck’s main platform offering that supports, as of December 31, 2025, 35 different cryptocurrencies, and is used primarily by retail customers to buy and sell the supported cryptocurrencies.
Marketplace platform business
Coincheck’s business related to the Marketplace platform, including Coincheck buy and sell transactions with customers and Coincheck’s cover transactions on an external exchange or Coincheck’s Exchange platform for the purpose of hedging Coincheck’s own positions.

miner	Individuals or entities who operate a computer or group of computers that add new transactions to blocks and verify blocks created by other miners. Miners collect transaction fees and are rewarded with new tokens for their service.
Monex	Monex Group, Inc., a Japanese joint stock company (kabushiki kaisha) listed on the Tokyo Stock Exchange.
Nasdaq	Nasdaq Global Market.
NEM (“XEM”)	NEM (abbreviated as “XEM” on exchange platforms) is a type of open-source cryptocurrency developed for the “New Economic Movement” network.
network	Also sometimes referred to as a crypto network, cryptocurrency network or blockchain network, a system of interconnected computers that records and verifies cryptocurrency transactions, including the collection of all miners that use computing power to maintain the ledger and add new blocks to the blockchain.
Next Finance	Next Finance Tech Co., Ltd, a Japanese private company engaged in a staking platform services business, that Coincheck Parent acquired in March 2025.
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COINCHECK GROUP N.V. and its subsidiaries.

non-fungible token, or NFT	A unique and non-interchangeable unit of data stored on a blockchain which allows for a verified and public proof of ownership, first launched on the Ethereum blockchain.
on-chain	A type of crypto transaction that is directly recorded as data on a blockchain. A type of transaction that is not directly recorded on a blockchain is referred to as “off-chain.”
Ordinary Shares	Ordinary Shares of Coincheck Parent, traded on Nasdaq under the symbol “CNCK.”
protocol	A type of algorithm or software that governs how a blockchain operates.
Private Warrants	Warrants, issued by Coincheck Parent, and held by Thunder Bridge Sponsor.
PSA	Japan’s Payment Services Act, a law governing registration and other requirements relating to the issuance and exchange of prepaid payments, as amended to cover crypto assets.
public key or private key
Each public address has a corresponding public key and private key that are cryptographically generated. A private key allows the recipient to access any funds belonging to the address, similar to a bank account password. A public key helps validate transactions that are broadcasted to and from the address. Addresses are shortened versions of public keys, which are derived from private keys.

Public Warrants	Warrants, issued by Coincheck Parent, and traded on Nasdaq under the symbol “CNCKW.”
SEC	The U.S. Securities and Exchange Commission.
Securities Act	The U.S. Securities Act of 1933, as amended.
smart contract	Software that digitally facilitates or enforces a rules-based agreement or terms between transacting parties.
Thunder Bridge	Thunder Bridge Capital Partners IV, Inc., a Delaware corporation, the special purpose acquisition company (SPAC) for the de-SPAC transaction embodied by the Business Combination Agreement.
Thunder Bridge Sponsor	TBCP IV, LLC, a Delaware limited liability company, Thunder Bridge’s sponsor and the recipient of Ordinary Shares as “sponsor shares” pursuant to the Business Combination Agreement.
wallet	A place to store public and private keys for crypto assets.
Warrants	The Public Warrants and Private Warrants, collectively.
XRP	XRP is a popular altcoin.
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COINCHECK GROUP N.V. and its subsidiaries.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

COINCHECK GROUP N.V. and its subsidiaries.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		For the three months ended December 31,
(In millions)	Notes	2024	2025
Revenue:
Revenue	6	¥123,084	¥142,574
Other revenue	6	20	881
Total revenue	6	123,104	143,455

Expenses:
Cost of sales		118,311	139,622
Selling, general and administrative expenses		6,429	3,509
Operating profit (loss)		(1,636)	324

Other income and expenses
Other income		—	309
Other expenses		(30)	(33)
Financial income		476	249
Financial expenses		(4)	(54)
Listing expense		(13,714)	—
Profit (loss) before income taxes	10	(14,907)	795
Income tax expense	10	537	390
Net profit (loss) for the period attributable to owners of the Company	10	(15,445)	405

Other comprehensive income:
Foreign currency translation adjustment		(72)	(291)
Total comprehensive income (loss) for the period attributable to owners of the Company	10	¥(15,517)	¥114

Earnings (loss) per share:		(Yen)	(Yen)
Basic earnings (losses) per share	10	¥(124.32)	¥3.00
Diluted earnings (losses) per share	10	¥(124.32)	¥2.91
Weighted-average shares - basic	10	124,229,646	135,165,111
Weighted-average shares - diluted	10	124,229,646	139,028,575
The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

COINCHECK GROUP N.V. and its subsidiaries.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		For the nine months ended December 31,
(In millions)	Notes	2024	2025
Revenue:
Revenue	6	¥268,716	¥358,356
Other revenue	6	35	2,193
Total revenue	6	268,751	360,549

Expenses:
Cost of sales		258,818	350,385
Selling, general and administrative expenses		10,902	10,193
Operating loss		(970)	(29)

Other income and expenses
Other income		17	499
Other expenses		(33)	(35)
Financial income		485	143
Financial expenses		(28)	(132)
Listing expense		(13,714)	—
Profit (loss) before income taxes	10	(14,242)	447
Income tax expense	11	750	1,064
Net loss for the period attributable to owners of the Company	10	(14,992)	(617)

Other comprehensive income:
Foreign currency translation adjustment		(72)	(240)
Total comprehensive loss for the period attributable to owners of the Company	10	¥(15,064)	¥(857)

Earnings (loss) per share:		(Yen)	(Yen)
Basic and diluted earnings (loss) per share	10	¥(121.76)	¥(4.66)
Weighted-average shares - basic and diluted	10	123,130,979	132,272,670
The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

COINCHECK GROUP N.V. and its subsidiaries.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

		As of
(In millions)	Notes	(Restated)* March 31, 2025	December 31, 2025
Assets:
Current assets:
Cash and cash equivalents		¥8,584	¥10,647
Cash segregated as deposits		51,655	55,024
Customer accounts receivable		1,086	1,269
Other financial assets	8	62	538
Crypto assets held	8	44,680	49,988
Other current assets		1,035	1,275
Total current assets		107,102	118,741
Noncurrent assets:
Property and equipment		1,909	1,575
Intangible assets		2,529	6,767
Crypto asset held	8	43	113
Other financial assets	8	433	536
Deferred tax assets		337	300
Other non-current assets		—	184
Total non-current assets		5,251	9,476
Total assets		112,353	128,217

Liabilities and Equity:
Liabilities:
Current liabilities:
Deposits received		50,911	56,480
Other financial liabilities	8	2,826	4,174
Crypto asset borrowings	8	44,479	49,487
Income taxes payable		799	624
Excise tax payable		303	—
Other current liabilities		536	594
Total current liabilities		99,854	111,359
Non-current liabilities:
Other financial liabilities	8	901	1,400
Warrant liability	8	410	300
Provisions		340	342
Deferred tax liabilities		79	564
Total non-current liabilities		1,730	2,606
Total Liabilities		101,584	113,966

COINCHECK GROUP N.V. and its subsidiaries.

Equity:
Ordinary shares		213	222
Capital surplus		13,317	16,797
Share-based payment reserve	9	—	851
Treasury shares		(4)	(4)
Retained earnings (accumulated deficit)		(2,770)	(3,387)
Foreign currency translation adjustment		13	(228)
Total equity		10,769	14,251
Total liabilities and equity		¥112,353	¥128,217
The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

_____________________
* The comparative information is restated due to the adjustments made to the provisional amounts of Next Finance’s identifiable assets acquired and liabilities assumed. See Note 1 “Reporting Entity"

COINCHECK GROUP N.V. and its subsidiaries.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(In millions)	Notes	Ordinary shares	Common stock	Capital surplus	Share-based payment reserve	Treasury shares	Retained earnings	Foreign currency translation adjustment	Total equity

Balance as of April 1, 2024		¥—	¥386	¥478	¥—	¥—	¥11,580	¥—	¥12,444
Effect of reverse recapitalization		196	(386)	190	—	—	—	—	—
Balance as of April 1, 2024, recasted		196	—	668	—	—	11,580	—	12,444
Issuance of shares to Thunder Bridge shareholders		15	—	11,372	—	(4)	—	—	11,383
Proceeds received from non-redemption agreement		—	—	202	—	—	—	—	202
Foreign currency translation adjustment in foreign operations		—	—	—	—	—	—	(72)	(72)
Net profit for the period		—	—	—	—	—	(14,992)	—	(14,992)
Balance as of December 31, 2024		¥211	¥—	¥12,242	¥—	¥(4)	¥(3,412)	¥(72)	¥8,965

Balance as of April 1, 2025		¥213	¥—	¥13,317	¥—	¥(4)	¥(2,770)	¥13	¥10,769
Issuance of new shares	5	9	—	3,396	—	—	—	—	3,405
Share-based payments	9	—	—	—	935	—	—	—	935
Issuance of shares for restricted share units	9	0	—	84	(84)	—	—	(0)	—
Foreign currency translation adjustment in foreign operations		—	—	—	—	—	—	(240)	(240)
Net loss for the period		—	—	—	—	—	(617)	—	(617)
Balance as of December 31, 2025		¥222	¥—	¥16,797	¥851	¥(4)	¥(3,387)	(228)	¥14,251
The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

COINCHECK GROUP N.V. and its subsidiaries.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

		For the nine months ended December 31,
(In millions)	Notes	2024	2025
Cash flows from operating activities:
Profit (loss) before income taxes		¥(14,242)	¥447
Depreciation and amortization		474	654
Listing expense		13,714	—
Interest expense		—	116
Share-based payments	9	—	935
Foreign exchange gain		—	(255)
Share of loss of equity-accounted investees, net of tax		—	1
Impairment loss of other assets (non-current assets)		13	—
Net loss on sale or disposal of intangible assets		23	23
Change in fair value of other financial assets (non-current assets)		—	15
Change in fair value of warrant liability		(462)	(139)
Increase in cash segregated as deposits		(1,392)	(3,369)
Increase in crypto assets held (current assets)		(11,114)	(5,254)
Increase in customer accounts receivable		(332)	(164)
(Increase) decrease in other financial assets (non-current assets)		155	(0)
Increase in other financial assets (current assets)		(254)	(170)
Increase in other current assets		(168)	(253)
Increase in deposits received		2,644	5,569
Increase in crypto asset borrowings		10,952	4,938
Increase in other financial liabilities		235	26
(Increase) decrease in excise tax payable		12	(303)
Increase in other current liabilities		280	50
Other, net		44	(1)
Cash provided by operating activities		582	2,866
Interest income received		6	4
Interest expenses paid		(12)	(108)
Income taxes paid		(720)	(1,273)
Net cash provided by (used in) operating activities		(144)	1,489

Cash flows from investing activities
Purchase of property and equipment		(164)	(72)
Proceeds from sale of property and equipment		0	—
Expenditure on internally generated intangible assets		(394)	(657)
Proceeds from refund of guarantee deposits		33	1
Purchase of other financial assets (non-current assets)		—	(100)
Acquisition of subsidiaries, net of cash acquired	5	—	252
Acquisition of equity-accounted investees		—	(161)
Net cash used in investing activities		(524)	(737)

COINCHECK GROUP N.V. and its subsidiaries.

Cash flows from financing activities
Proceeds from short-term loans payable	1,300	1,000
Repayments of short-term loans payable	(1,300)	(1,020)
Proceeds received from non-redemption agreement	202	—
Reverse recapitalization impact	205	—
Proceeds from loan from related party	8,522	17,854
Repayments of loan from related party	(6,081)	(16,265)
Repayments of lease obligations	(290)	(282)
Net cash provided by financing activities	2,559	1,287

Effect of exchange rate change on cash and cash equivalents	(54)	24
Net increase in cash and cash equivalents	1,890	2,040
Cash and cash equivalents at the beginning of period	10,837	8,584
Cash and cash equivalents at the end of period	¥12,673	¥10,647
The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

COINCHECK GROUP N.V. and its subsidiaries.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
1.Reporting Entity
Coincheck Group N.V. (“Coincheck Parent”) is a Dutch public limited liability company (naamloze vennootschap). The condensed consolidated interim financial statements consist of Coincheck Parent and its subsidiaries (together referred to as the “Company”). The Company primarily engages in providing end-to-end crypto asset exchange services by offering its customers multi-cryptocurrency marketplace and exchange platforms (the “Marketplace platform” and the “Exchange platform,” respectively) with a deep pool of liquidity for trading crypto assets through its user-friendly applications.
Coincheck Parent became publicly traded on Nasdaq on December 11, 2024 as a result of the business combination among Thunder Bridge Capital Partners IV, Inc., a Delaware corporation (“Thunder Bridge”), Coincheck Parent, M1 Co G.K. (“M1 GK”), a Japanese limited liability company (godo kaisha) and a wholly owned subsidiary of Coincheck Parent, Coincheck Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Coincheck Parent, and Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) (“Coincheck”) (the “Business Combination”) pursuant to the Business Combination Agreement, dated as of March 22, 2022, as amended from time to time, by and among such parties (the “Business Combination Agreement”) in the following steps:
•On December 10, 2024, Coincheck and Coincheck Parent caused M1 GK to implement a share exchange (kabushiki koukan) under and in accordance with the applicable provisions of the Companies Act of Japan, pursuant to which the Ordinary Shares of Coincheck were exchanged for Ordinary Shares of Coincheck Parent (“Ordinary Shares”) (the “Share Exchange”).
•The effect of the Share Exchange was that, amongst others, Coincheck shareholders became holders of the Ordinary Shares, and Coincheck became a direct, wholly owned subsidiary of M1 GK and an indirect wholly-owned subsidiary of Coincheck Parent.
•Following the Share Exchange, Merger Sub was merged with and into Thunder Bridge (the “Merger”), following which the separate corporate existence of Merger Sub ceased and Thunder Bridge continued as the surviving corporation and became a wholly-owned subsidiary of Coincheck Parent.
•As a result of the Merger: (a) each Thunder Bridge common share issued and outstanding immediately prior to the Merger was exchanged for the right to receive one Ordinary Share; and (b) each Thunder Bridge warrant that was outstanding immediately prior to the Merger (a “Thunder Bridge Warrant”) was automatically and irrevocably modified, pursuant to and in accordance with the Warrant Agreement, dated June 29, 2021, by and among Thunder Bridge and Continental Stock Transfer & Trust Company, as amended by the Warrant Assumption and Amendment Agreement, dated as of December 10, 2024, by and among Thunder Bridge, Coincheck Parent and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), to provide that, in lieu of the amount of Thunder Bridge common shares that a holder of a Thunder Bridge Warrant would have been entitled to acquire if the Thunder Bridge Warrant was exercised prior to the Merger, the holder thereof was now entitled to acquire the same amount of Ordinary Shares.
As a result of the Business Combination, Thunder Bridge, M1 GK and Coincheck became wholly-owned subsidiaries of Coincheck Parent (in June 2025, M1 GK was merged into Coincheck, resulting in Coincheck becoming a direct wholly owned subsidiary of Coincheck Parent). On December 11, 2024, Ordinary Shares and public warrants of Coincheck Parent commenced trading on the Nasdaq Stock Market, (“Nasdaq”) under the symbols “CNCK” and “CNCKW,” respectively.
The transaction has been accounted for with Thunder Bridge being identified as the “acquired” entity for financial reporting purposes, accordingly, accounted for as the equivalent of Coincheck issuing shares for the net

COINCHECK GROUP N.V. and its subsidiaries.
assets of Thunder Bridge, accompanied by a recapitalization. Therefore, these condensed consolidated interim financial statements have been presented as a continuation of Coincheck.
On January 31, 2025, Thunder Bridge changed its name to CCG Administrative Services, Inc. (“CCG AS”).
Next Finance Tech Co., Ltd and its subsidiaries were acquired by Coincheck Parent in March 2025. The initial accounting for a business combination was provisional and has been finalized for the quarter ended September 30, 2025. The accounting has been applied retroactively as of March 31, 2025. Intangible assets excluding goodwill increased by ¥250 million, deferred tax liabilities increased by ¥79 million and deferred tax assets decreased by ¥49 million based on information that became available after the acquisition date. As a result, the amount of goodwill included in the intangible assets decreased by ¥122 million. No material changes were made to previously reported net income or earning per share.
On October 14, 2025 (the “Closing Date”), Coincheck Parent acquired all of the issued and outstanding shares of Aplo SAS (“Aplo”) pursuant to a Share Contribution and Transfer Agreement dated August 27, 2025 (the “SCTA”). Aplo is a digital asset prime brokerage that serves institutional crypto investors, and is headquartered in Paris, France. Pursuant to the terms of the SCTA, on the Closing Date, the shareholders of Aplo delivered to Coincheck Parent 100% of the issued and outstanding shares of Aplo, making Coincheck Parent the sole shareholder of Aplo, in exchange for 5,007,500 newly issued Ordinary Shares of Coincheck Parent (the “Share Consideration”). Pursuant to the SCTA, the number of Ordinary Shares constituting the Share Consideration was calculated by dividing (a) $24 million by (b) the average per-share closing price of the Ordinary Shares on Nasdaq over the 20 consecutive trading days that ended with the second trading day prior to the Closing Date. To complete its acquisition of 100% share ownership of Aplo, Coincheck Parent also paid approximately €148 thousand (the “Cash Consideration”) to certain warrant holders of Aplo who, as part of closing, exercised their warrants in exchange for Aplo shares and transferred those Aplo shares to Coincheck Parent in exchange for the Cash Consideration.
2.Basis of preparation of condensed consolidated interim financial statements
(1)Compliance with IFRS Accounting Standards
The condensed consolidated interim financial statements for the three and nine months ended December 31, 2025 have been prepared in accordance with IAS 34, Interim Financial Reporting, and presented in a format consistent with the consolidated financial statements under IAS 1, Presentation of Financial Statements. However, they do not include all of the notes that would be required in a complete set of financial statements. Thus, these condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2025.
(2)Approval of the condensed consolidated interim financial statements
The condensed consolidated interim financial statements were authorized for issuance on February 18, 2026 by the Board of Directors of Coincheck Group N.V.
(3)Use of judgements, estimates, and assumptions
The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to make certain judgments, estimates, and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

COINCHECK GROUP N.V. and its subsidiaries.
The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the consolidated financial statements for the year ended March 31, 2025.
3.Material accounting policies
The accounting policies adopted in the presentation of these condensed consolidated interim financial statements are consistent with those adopted for the presentation of the consolidated financial statements for the year ended March 31, 2025. The Company adopted IAS 21, The Effects of Changes in Foreign Exchange Rates, for the fiscal year ending March 31, 2026. The adoption did not have a material impact on the condensed consolidated interim financial statements.
Additionally, for share-based payment arrangements granted to employees and others providing similar services, the grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.
4.Segment reporting
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources to an individual segment and in assessing performance. The CEO of the Company is the CODM of the Company. The CODM reviews financial information for purposes of making operating decisions, allocating resources, and evaluating financial performance. While the Company does have revenue from multiple services, no measures of profitability by service are available. As a result, discrete financial information is not available for each such component. As such, the Company has determined that it operates as one operating segment and one reportable segment.
Through December 31, 2025, the Company’s revenue was derived primarily from operations within Japan, the country of domicile of Coincheck. Furthermore, there is no single customer from which revenue amounts to 10% or more of the Company’s total revenue.
5.Acquisitions of subsidiaries
Coincheck Parent acquired all of the issued and outstanding shares of Aplo on October 14, 2025 (See Note 1 “Reporting entity”). Under the SPCA, Aplo’s selling shareholders also agreed to certain “lock-up” periods with respect to the Ordinary Shares they received. The initial accounting for this business combination is incomplete as of the issuance date of these condensed consolidated interim financial statements. This is primarily because Coincheck Parent has not completed the necessary valuations of the acquired assets and liabilities. The Company anticipates completing this analysis within the measurement period. One component of the Company’s mission that has been stated in its prior public disclosures is, through acquisitions, investments, or joint ventures or other strategic partnerships, to acquire and operate retail and institutional crypto businesses outside of Japan, such as in Europe and other regions. This acquisition has been a step in furtherance of that objective.
Aplo contributed total revenue of ¥13,060 million and net loss of ¥276 million to the Company's results for the three and nine months ended December 31, 2025. If the acquisition had occurred on April 1, 2025, management estimates that consolidated net profit (loss) would have been ¥392 million and ¥(942) million for the three and nine months ended December 31, 2025, respectively. Management has determined that disclosure of the consolidated total revenue is impracticable. Despite reasonable efforts, the information cannot be obtained or reconstructed without undue cost or effort.

COINCHECK GROUP N.V. and its subsidiaries.
(a)Consideration transferred
The following table displays the acquisition date fair value of each major class of consideration transferred.

(In millions)
Cash consideration for warrant holders	¥26
Ordinary shares of Coincheck Parent (5,007,500 shares)	¥3,405
Total fair value of consideration	¥3,431
(i)Equity instruments issued
The number of Ordinary Shares issued was 5,007,500 and the fair value of the Ordinary Shares issued was based on the listed share price of Coincheck Parent at October 14, 2025 of USD4.47 per share.
(b)Acquisition-related costs
The Company incurred acquisition-related costs of ¥289 million on legal fees and due diligence costs. These costs have been included in “Selling, general and administrative expenses.”

(c)Identifiable assets acquired and liabilities assumed
The following table displays the recognized amounts of assets acquired and liabilities assumed as of the date of acquisition.

(In millions)
Fair value recognized
Cash and cash equivalents	¥278
Crypto assets held (current)	199
Customer accounts receivable	19
Other financial assets	150
Other current assets	11
Property and equipment	2
Other financial assets (non-current)	17
Identifiable intangible assets	2,092
Deferred tax liabilities	(523)
Other financial liabilities	(128)
Other current liabilities	(8)
Other financial liabilities (non-current)	(244)
Total identifiable net assets acquired	¥1,865
Fair values measured on a provisional basis
The following amount has been measured on a provisional basis.

COINCHECK GROUP N.V. and its subsidiaries.
The fair value of Aplo’s intangible assets has been measured provisionally, pending completion of an independent valuation. Some of the value attributable to goodwill will be allocated to intangible assets when the valuation is completed.
If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.
(d)Goodwill
Goodwill arising from the acquisition has been recognized as follows.

(In millions)
Fair value recognized
Total identifiable net assets acquired	¥1,865
Goodwill arising on acquisition	1,566
Fair value of consideration	¥3,431
6.Revenue
(1) Revenue breakdown
Revenue breakdowns by revenue from contracts with customers and other sources for the three and nine months ended December 31, 2024 and 2025, are as follows:

	For the three months ended December 31,
(In millions)	2024	2025
Revenue arising from contracts with customers
Transaction revenue - Retail(1)	¥122,695	¥128,877
Transaction revenue - Institutional(2)	—	13,038
Commission received(3)	389	659
Sub-total	123,084	142,574

Other sources
Staking revenue	—	777
Other revenue(4)	20	104
Sub-total	20	881
Total	¥123,104	¥143,455

COINCHECK GROUP N.V. and its subsidiaries.

	For the nine months ended December 31,
(In millions)	2024	2025
Revenue arising from contracts with customers
Transaction revenue - Retail(1)	¥267,479	¥344,196
Transaction revenue - Institutional(2)	—	13,038
Commission received(3)	1,237	1,122
Sub-total	268,716	358,356

Other sources
Staking revenue	—	1,952
Other revenue(4)	35	241
Sub-total	35	2,193
Total	¥268,751	¥360,549
____________
(1) Transaction revenue - Retail mainly refers to the revenue from sales of crypto assets to retail customers and cover counterparties, which has been entirely derived from operations within Japan.
(2) Transaction revenue - Institutional refers to the revenue from Aplo’s prime brokerage services.
(3) Commission received refers to remittance fees, deposit and withdrawal fees, custodial fees, commissions received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace and commissions that arise from transactions on the Exchange platform, Aplo’s platform and other.
(4) Other revenue is mainly related to the interest received from financial operations with JSF Trust and Banking Co., Ltd.
(2)Contract balance
As of March 31 and December 31, 2025, there were no significant contract assets or contract liabilities.
For the three and nine months ended December 31, 2024 and 2025, there was no revenue recognized for performance obligations fulfilled (or partially fulfilled) in the past.
(3)Transaction price allocated to the remaining performance obligations
The Company does not have any contracts in which the projected initial contract period was longer than one year.
(4)Assets recognized from the costs to obtain or fulfill contracts with customers
The Company does not have any significant costs to obtain or fulfill contracts with customers.
7.Financial instruments
(1)The fair values of financial assets and liabilities are determined as below. Information about the fair value hierarchy is described in Note 8 “Fair value measurement”.
(a)Cash and cash equivalents
Since cash and cash equivalents mainly consist of bank deposits, the carrying amount approximates their fair value.

COINCHECK GROUP N.V. and its subsidiaries.
(b)Cash segregated as deposits
Cash segregated as deposits includes cash deposited in trust accounts. The carrying amount approximates its fair value.
(c)Customer accounts receivable, Other financial assets, Deposits received, and Other financial liabilities
Other financial assets include receivables, guarantee deposits and stablecoins (USD Coin and EUR Coin). The carrying amount of instruments with short-term maturity approximates their fair value. The fair value of instruments with long-term maturity is measured using future cash flows discounted by a rate reflecting the counterparty or the Company’s credibility, which is a reasonable approximation of the carrying amount.
(d)Warrant liabilities
As part of Thunder Bridge’s IPO, Thunder Bridge issued private and public warrants to third-party investors where each whole warrant entitled the holder to purchase one share of Thunder Bridge’s Class A common stock at an exercise price of USD11.5 per share. Simultaneously with the closing of the IPO, Thunder Bridge completed the private sale of warrants where each warrant allowed the holder to purchase one share of Thunder Bridge’s Class A common stock at USD11.5 per share.
Pursuant to a warrant assumption and amendment agreement, dated as of December 10, 2024, Thunder Bridge private and public warrants were exchanged for Coincheck Parent’s private and public warrants, respectively, and subject to the same material terms. As of December 10, 2024, there were 4,730,557 public warrants outstanding and 129,611 private warrants outstanding.
The warrants expire on the earlier of the fifth anniversary of December 10, 2024 or the date on which Coincheck Parent may call the public warrants for redemption, subject to the conditions outlined in the warrant assumption and amendment agreement. The warrants are exercisable at a price of USD11.5 per share.
8.Fair value measurement
(1)Fair value hierarchy
When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in the fair value hierarchy based on the inputs used in the valuation techniques as follows:
Level 1:    Quoted prices without adjustments in an active market for identical assets or liabilities.
Level 2:    Inputs other than the quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3:    Unobservable inputs for the assets or liabilities.
The level of fair value hierarchy is determined by the lowest-level input that is significant to the measurement of the fair value.
There were no transfers between levels for the three and nine months ended December 31, 2024 and 2025.
(2)Fair value hierarchy of assets and liabilities measured at fair value on a recurring basis
Fair value hierarchy of assets and liabilities measured at fair value on a recurring basis in the condensed consolidated interim statements of financial position is as follows:

COINCHECK GROUP N.V. and its subsidiaries.

As of March 31, 2025
(In millions)	Note	Level 1	Level 2	Level 3(3)	Total
Crypto assets held(1)		¥44,680	¥—	¥—	¥44,680
Other financial assets(2)		22	—	46	68
Total		¥44,702	¥—	¥46	¥44,748

Crypto asset borrowings		¥44,479	¥—	¥—	¥44,479
Warrant liability
Public warrant liabilities	7	398	—	—	398
Private warrant liabilities	7	—	—	12	12
Total		¥44,878	¥—	¥12	¥44,889

As of December 31, 2025
(In millions)	Note	Level 1	Level 2	Level 3(3)	Total
Crypto assets held(1)		¥49,988	¥—	¥—	¥49,988
Other financial assets(2)		341	—	131	472
Total		¥50,329	¥—	¥131	¥50,460

Crypto asset borrowings		¥49,487	¥—	¥—	¥49,487
Warrant liability
Public warrant liabilities	7	296	—	—	296
Private warrant liabilities	7	—	—	4	4
Total		¥49,783	¥—	¥4	¥49,787
____________
(1) Crypto assets held (current assets) consist of cryptocurrencies for facilitating customer transactions.
(2) Stablecoins included in “Other financial assets” are categorized as Level 1. Other financial assets categorized as Level 3 are equity investments in non-listed companies by using the valuation method based on net assets adjusted by items that are necessary for fair value measurement purposes. The changes in fair value are recognized through other income and expenses. The financial assets categorized as Level 3 are measured by valuation policy and procedures set by the Company and the valuation results are reviewed and approved by Chief Financial Officer.
(3) The following table presents a reconciliation of other financial assets and private warrant liabilities measured at fair value on a recurring basis using significant unobservable inputs:

Equity security investments
	For the three months ended December 31
(In millions)	2024	2025
Balance, beginning of period	¥39	¥132
Purchases	21	—
Change in fair value	(0)	(1)
Foreign exchange impact	(10)	—
Balance, end of period	¥50	¥131

COINCHECK GROUP N.V. and its subsidiaries.

Equity security investments
	For the nine months ended December 31,
(In millions)	2024	2025
Balance, beginning of period	¥39	¥46
Purchases	21	100
Change in fair value	(0)	(15)
Foreign exchange impact	(10)	0
Balance, end of period	¥50	¥131

Private warrant liabilities
	For the three months ended December 31,
(In millions)	2024	2025
Balance, beginning of period	¥—	¥14
Initial recognition, December 10, 2024	56	—
Change in fair value	(15)	(11)
Foreign exchange impact	2	1
	¥43	¥4

Private warrant liabilities
	For the nine months ended December 31,
(In millions)	2024	2025
Balance, beginning of period	¥—	¥12
Initial recognition, December 10, 2024	56	—
Change in fair value	(15)	(9)
Foreign exchange impact	2	1
	¥43	¥4
Private warrant liability is valued using a Black-Scholes Merton model. The assumptions used to value the private warrant liabilities were as follows.

	As of
	March 31, 2025		December 31, 2025
Exercise price	USD	11.5	USD	11.5
Share price	USD	5.1	USD	2.5
Volatility	35.9%		52.3%
Expected life (in years)	4.7		3.9
Risk-free rate	3.95%		3.62%
Dividend yield	0.00%		0.00%
(3)Fair value hierarchy of assets and liabilities measured at fair value on a non-recurring basis
As of March 31, 2025
There were no significant assets or liabilities measured at fair value on a nonrecurring basis as of March 31, 2025.
As of December 31, 2025

COINCHECK GROUP N.V. and its subsidiaries.
There were no significant assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2025.
9.Share-based payments
For the nine months ended December 31, 2025, Coincheck Parent established an equity-settled share-based payment program. Under this program, the Company granted Restricted Share Units (the “RSUs”) to managing directors and officers, audit and supervisory board members of the Company, and the Company’s qualified employees and non-employee consultants. The RSUs vest upon the satisfaction of service-based conditions or market conditions. Once vested, the RSUs are settled by delivery of one Ordinary Share per unit.
A summary of RSUs activity is as follows:
(1)RSUs with service-based conditions (equity settled)
The RSUs with service-based conditions vest over a service period ranging from ten months to three years.

	Number of shares	Weighted Average Grant Date Fair Value Per Share
Balance as of April 1, 2025	—	$—
Granted	3,971,982	5.39
Vested	(105,096)	5.43
Forfeited and cancelled	(1,928)	5.00
Balance as of December 31, 2025	3,864,958	$5.39
(2)RSUs with market conditions (equity settled)
The RSUs with market conditions vest in three years, based on the condition that the average closing price for the Ordinary Shares for the 30-calendar-day period up to and including the trading day prior to the date of vesting is at least $12.00 per share.

	Number of shares	Weighted Average Grant Date Fair Value Per Share
Balance as of April 1, 2025	—	$—
Granted	290,522	3.12
Vested	—	—
Forfeited and cancelled	(1,928)	2.85
Balance as of December 31, 2025	288,594	$3.12
The fair value of RSUs with service-based conditions has been measured based on the Company’s observable share price. For RSUs with market conditions, the fair value has been measured using a Monte Carlo simulation. The valuation of all RSUs has incorporated neither dividends nor other features.
The cost of RSUs is recognized in the condensed consolidated interim statements of profit or loss and other comprehensive income together with a corresponding increase in share-based payment reserve in the condensed consolidated interim statements of change in equity. The total cost of RSUs recognized were ¥316 million and ¥935 million for the three and nine months ended December 31, 2025, respectively.

COINCHECK GROUP N.V. and its subsidiaries.
As of December 31, 2025, the total unrecognized compensation cost related to unvested RSUs was $16 million, which is expected to be recognized over a weighted-average period of 2.18 years.
10.Earnings per share
The bases for calculating basic earnings (losses) per share and diluted earnings (losses) per share for the three and nine months ended December 31, 2024 and 2025, are as follows:

	For the three months ended December 31,
(In millions, except per share data)	2024	2025
Net profits (losses) for the period attributable to owners of Coincheck Parent	¥(15,445)	¥405
Basic net earnings (losses) per share	¥(124.32)	¥3.00
Diluted net earnings (losses) per share	¥(124.32)	¥2.91
Weighted-average number of shares, basic	124,229,646	135,165,111
Weighted-average number of shares, diluted	124,229,646	139,028,575

	For the nine months ended December 31,
(In millions, except per share data)	2024	2025
Net profits (losses) for the period attributable to owners of Coincheck Parent	¥(14,992)	¥(617)
Basic and diluted net earnings (losses) per share	¥(121.76)	¥(4.66)
Weighted-average number of shares, basic and diluted	123,130,979	132,272,670
Weighted-average number of shares has been recasted to reflect the transaction on December 10, 2024. Basic net earnings (losses) per share are computed by dividing net profit (loss) by the weighted-average number of shares of Ordinary Shares outstanding during each period. It excludes the dilutive effects of any potentially issuable common shares (i.e., warrants, RSUs). Diluted net profit (loss) per share is calculated by including any potentially dilutive share issuances in the denominator. For the three and nine months ended December 31, 2024, the diluted earnings per share is equal to basic earnings per share, as there were no potentially dilutive securities. For the nine months ended December 31, 2025, all potentially dilutive securities were not included in the calculation of diluted losses per share as their effect would be anti-dilutive.
11.Income tax expense
The Company’s consolidated effective tax rate was (3.6)% and 49.0% for the three months ended December 31, 2024 and 2025, and (5.3)% and 238.1% for the nine months ended December 31, 2024 and 2025, respectively. The change in the effective tax rate was primarily due to Coincheck Parent recognizing a loss before income taxes for the three and nine months ended December 31, 2025, which was not recognized as a deferred tax asset due to the fact that sufficient future taxable profits are not expected.
12.Related parties
(1)Related party transactions
Below are the related-party balances as of March 31 and December 31, 2025:

COINCHECK GROUP N.V. and its subsidiaries.

(Unit： In millions)
Type of related party	Name of related party	Detail of transaction	Outstanding balance as of
			March 31, 2025	December 31, 2025
Subsidiaries of parent company	Monex Finance Corporation	Borrowing(3) (4)	751	2,458
Associates of parent company	Monex, Inc.	Partnership program revenue	5	4
Below is the related-party transaction impact on the condensed consolidated interim statements of profit or loss and other comprehensive income for the three and nine months ended December 31, 2024 and 2025:

(Unit： In millions)
Type of related party	Name of related party	Detail of transaction	For the three months ended December 31,
			2024	2025
Parent company	Monex Group, Inc.	Business management service fee(2)	¥140	¥—
Subsidiaries of parent company	Monex Finance Corporation	Interest expense	—	47
Associates of parent company	Monex, Inc.	Transaction revenue(1)	1,285	2,401
		Cost of sales(1)	1,281	2,394
		Partnership program revenue	10	12

(Unit： In millions)
Type of related party	Name of related party	Detail of transaction	For the nine months ended December 31,
			2024	2025
Parent company	Monex Group, Inc.	Business management service fee(2)	¥397	¥—
Subsidiaries of parent company	Monex Finance Corporation	Interest expense	4	104
Associates of parent company	Monex, Inc.	Transaction revenue(1)	4,319	6,295
		Cost of sales(1)	4,306	6,277
		Partnership program revenue	34	29
____________
(1) Certain of Coincheck’s managing directors and related parties purchase or sell crypto assets on Coincheck’s marketplace platform. The transactions for the three and nine months ended December 31, 2024 and 2025, were made on terms equivalent to those that prevail in arm’s-length transactions. The Company recognized the corresponding transaction revenue amounting to ¥1,285 million and ¥2,401 million for the three months ended December 31, 2024 and 2025, and ¥4,319 million and ¥6,295 million for the nine months ended December 31, 2024 and 2025, respectively.
(2) Business management service fee represents the considerations for guidance and support on general management and other consulting services provided by Monex, the parent company of Coincheck (prior to the Business Combination). The services included support on registration of cryptocurrency exchange business and negotiation with the Financial Services Agency necessary for continuing registration, assistance in cyber security risk management, and maintaining relationship with relevant financial institutions. According to the business management service fee agreements, the

COINCHECK GROUP N.V. and its subsidiaries.
considerations was calculated based on 5% of Coincheck’s total revenue net of cost of sales (variable fees). This agreement was terminated in November 2024.
(3) Coincheck entered into a line of credit of ¥6,000 million with Monex Finance Corporation, with aggregate commitments as of March 31 and December 31, 2025, respectively. There is no outstanding balance under this arrangement as of March 31 and December 31, 2025, respectively. The interest rate under this was 1.75% and 1.75% for the three and nine months ended December 31, 2025, respectively. On September 1, 2025, Coincheck entered into a ¥500 million subordinated loan with Monex Finance Corporation. The loan carries a fixed interest rate of 9.5% and has a maturity date of September 30, 2027.
(4) Coincheck Parent entered into its own commitment line contract of ¥2,507 million as a debtor with Monex Finance Corporation for the purpose of operating capital as of March 31 and December 31, 2025, respectively. The balance outstanding under this was ¥751 million and ¥1,958 million as of March 31 and December 31, 2025, respectively. The interest rate under this was 5.97% and 6.00% for the three and nine months ended December 31, 2025, respectively.
(2)Subsidiaries
As of December 31, 2025, the Company had six consolidated subsidiaries, compared to six as of March 31, 2025, as a result of M1 GK being merged into Coincheck in June 2025 and the Aplo acquisition in October 2025. The following is a list of the Company’s six consolidated subsidiaries as of December 31, 2025.

Name of subsidiary	Place of incorporation and operation	Contents of business	Percentage of voting rights held by the Company
Coincheck, Inc.	Japan	Provides end-to-end crypto asset exchange services and operates a multi-cryptocurrency marketplaces.	100%
CCG Administrative Services, Inc.	US	Provides certain administrative services for Coincheck Group N.V.	100%
Next Finance Tech Group	Japan	Provides staking service.	100%
Next Finance Tech Digital Assets Co., Ltd.	Japan	Borrows cryptocurrencies.	100%
Next Finance Tech International Co., Ltd.	Cayman Islands	Manages Next Finance’s insurance.	100%
Aplo SAS	France	Provides a digital asset prime brokerage that serves institutional crypto investors	100%
13.Events after the reporting date
Coincheck Parent entered into a stock purchase agreement dated January 8, 2026, with its majority shareholder, Monex Group, Inc. (“Monex”), as seller, to acquire approximately 97% beneficial ownership of 3iQ Corp. ("3iQ"), one of the world's leading alternative digital asset managers. 3iQ is based in Ontario, Canada. Pursuant to the agreement, based on an agreed value for 3iQ of USD 111,840,476, and an agreed value for Coincheck Parent stock of USD 4.00 per ordinary share, all issued and outstanding shares beneficially owned by Monex in 3iQ’s holding company, constituting approximately 97% beneficial ownership of 3iQ, are to be exchanged for 27,149,684 newly issued ordinary shares of Coincheck Parent. The agreement also contemplates that between signing and closing Coincheck Parent will offer the same or substantially equivalent acquisition consideration terms to 3iQ’s minority shareholders, issuing to them in the aggregate up to 810,435 Coincheck Parent ordinary shares, which would result in Coincheck Parent beneficially owning 100% of 3iQ. Closing of the transaction, which is subject to customary undertakings and certain conditions, including regulatory approvals and confirmatory due diligence, is expected during the first calendar quarter of 2026.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Coincheck, Inc. prior to the closing of the Business Combination and Coincheck Group N.V. and subsidiaries after closing. Acronyms and defined terms used below have the meanings ascribed to them in the definitions list at the beginning of this document.
The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated interim financial statements as of and for the three and nine months ended December 31, 2025, and related notes contained therein. Our condensed consolidated interim financial statements are prepared in accordance with IAS 34, which differs in certain significant respects from accounting principles generally accepted (GAAP) in other jurisdictions, including U.S. GAAP and Japanese GAAP.
This discussion and analysis contains forward-looking statements. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for our business and the acquisition of 3iQ. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.
These forward-looking statements are based on information available as of the date of this filing and our managements’ current intentions, expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside of our control. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following:
•the price of crypto assets and volume of transactions on Coincheck’s platforms;
•the development, utility and usage of crypto assets, and people’s interest in investing in them and trading them, particularly in Japan;
•changes in economic conditions and consumer sentiment in Japan;
•cyberattacks and security breaches on, or affecting, Coincheck’s platform;
•the level of demand for any particular crypto asset or crypto assets generally;
•costs, management integration and governance issues, failures to succeed as planned or estimated, dependence on third parties, new regulatory requirements, and other risks associated or connected to any mergers or acquisitions, or major strategic commercial or business ventures or arrangements, we undertake to expand or grow our business, both inside and outside of Japan;
•changes to any laws or regulations in the United States, Japan, Netherlands or other jurisdictions in which we may operate, that are adverse to the Company, Coincheck, or either’s failure to comply with any laws or regulations;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
•administrative sanctions, including fines, or legal claims if we are found to have offered services in violations of the laws of jurisdictions other than Japan or to have violated international sanctions regimes;
•Coincheck’s ability to compete and increase market share in a highly competitive industry;
•Coincheck’s ability to introduce new products and services, timely or at all;
•any interruptions in services provided by third-party service providers;
•the status of any particular crypto asset as to whether it is deemed a “security” in any relevant jurisdiction;
•legal, regulatory, and other risks in connection with Coincheck’s operation of the Coincheck NFT Marketplace that could adversely affect our business, operating results, and financial condition;
•our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions as we expand our business outside of Japan;
•the inability to maintain the listing of our Ordinary Shares on Nasdaq;
•the ability to grow and manage growth profitably; and
•other risks and uncertainties indicated in this discussion and analysis, as well as those set forth in our Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on July 30, 2025, accessible on the SEC’s website at www.sec.gov. (the “Form 20-F”), including those set forth under the section of the Form 20-F titled “Risk Factors.”
Should one or more of these risks or uncertainties materialize or should any of the assumptions made by our management prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should keep in mind that any event described in a forward-looking statement made in this discussion and analysis or elsewhere might not occur.
Overview
We believe we are a leader in the Japanese cryptocurrency industry for providing a crypto asset marketplace to retail investors. We offer our customers a multi-cryptocurrency marketplace where we, after securing matching or offsetting orders of our customers or otherwise verifying sufficient liquidity, are the seller or buyer against our customers’ executed orders. Our customers may also use our Exchange platform, which is targeted at more experienced cryptocurrency investors, where we do not act as buyer or seller, but only facilitate order books through which the buyer and seller transact directly with each other. We sometimes make purchases and sales on the Exchange platform to support liquidity for our transactions on the Marketplace platform. On both platforms, in the aggregate (excluding purchases and sales we make on the Exchange platform), we had as of December 31, 2025, according to the JVCEA, a 18.1% market share in Japan by trading volume. We also had, according to the JVCEA, 18.3% of the market share for retail users by number of verified users in Japan.
As of December 31, 2025, our number of verified users exceeded 2.5 million, with approximately 48.6% of those accounts held by customers under age 40. Each verified user has one customer account, which we sometimes call a verified account.
For the nine months ended December 31, 2025 and 2024, 95.5% and 99.5%, respectively, of our total revenue consisted of transaction revenue generated from the Marketplace platform business. We offer 35 different crypto assets on our Marketplace platform as of December 31, 2025. As of December 31, 2025, more than 90% of our users utilize our mobile trading application for our Marketplace platform, while the remaining users utilize our desktop trading application. We generally do not charge commissions or fees for use of our Exchange platform.

We believe that we are one of the leading innovators in the Japanese crypto markets. In 2021, we introduced our Coincheck NFT Marketplace platform and also conducted Japan’s first approved IEO.
The growth of Japanese crypto assets and crypto markets has come in waves, typically aligned with crypto asset price cycles, which tend to be volatile and draw new customers, investments, and developers into the crypto ecosystem. For example, according to closing day pricing information from CoinMarketCap, as the price of Bitcoin surged from approximately ¥432 thousand during March 2020 to all-time highs of more than ¥7,500 thousand in November 2021, we experienced a corresponding increase in the usage on our Marketplace platform. However, the price of Bitcoin subsequently declined to approximately ¥3,781 thousand as of March 31, 2023. Then, the price of Bitcoin rebounded to approximately ¥10,801 thousand during the fiscal year ended March 31, 2024. For the fiscal year ended March 31, 2025, the price of Bitcoin slightly declined to ¥10,084 thousand as of December 31, 2024, then reached approximately ¥17,041 thousand in January 2025 then declined to approximately ¥12,382 thousand as of March 31, 2025. The price recovered and reached approximately to ¥16,964 thousand in October 2025, and then significantly declined to ¥13,934 thousand as of December 31, 2025.
There have been a number of major crypto asset price cycles over the past decade, and price cycles continue to be volatile. Due to the highly volatile nature of crypto asset prices and trading activity, historically our operating results have fluctuated significantly from quarter to quarter in line with market sentiment and trading activity.
As of December 31, 2025 customer assets were ¥948.5 billion, and our marketplace trading volume during the nine months ended December 31, 2025 was ¥243.9 billion.
For the three and nine months ended December 31, 2025, our total revenue was ¥143,455 million and ¥360,549 million; ¥405 million of net income and ¥617 million of net loss; EBITDA, a non-IFRS measure, was ¥1,153 and ¥1,217 million; and Adjusted EBITDA (which we began to calculate differently beginning with the three months ended June 30, 2025 as compared to the previous quarter, as explained in the next paragraph), a non-IFRS measure, was ¥1,428 million and ¥2,515 million. For the three and nine months ended December 31, 2024, our total revenue was ¥123,104 million and ¥268,751 million; our net loss was ¥15,517 million and ¥14,992 million; EBITDA losses, a non-IFRS measure, was ¥14,752 million and ¥13,750 million; and Adjusted EBITDA, a non-IFRS measure, was ¥2,303 million and ¥3,568 million. See “— Key Business Metrics and Trends — Non-IFRS Financial Measures” below for information regarding our use of EBITDA and Adjusted EBITDA and a reconciliation to net profit, the most directly comparable IFRS measure, for the quarter to EBITDA and Adjusted EBITDA.
The Company changed its calculation of Adjusted EBITDA beginning with the three months ended June 30, 2025 as compared to how it was previously calculated for the three months ended March 31, 2025. When the Company announced its financial results on May 13, 2025 for the three months (and full year) ended March 31, 2025, the further adjustment to calculate Adjusted EBITDA consisted only of transaction expenses. Beginning with the first quarter for the year ending March 31, 2026 (and for the foreseeable future), in evaluating how Adjusted EBITDA should be calculated, the Company considers, in addition to transaction expenses, the non-cash expenses of (i) share-based compensation, which the Company did not have prior to April 1, 2025, the majority of which consists of Coincheck Parent restricted share unit awards granted to two of Coincheck, Inc.’s founders and awards granted related to the Business Combination, and (ii) change in fair value of warrant liability, which fluctuates quarter to quarter based on the Company’s share price. The Company believes that showing its EBITDA results, further adjusted to exclude share-based compensation and change in fair value of warrant liability, can present a clearer view of the Company’s operational performance, and is helpful to view together with EBITDA and net profit or loss.

Monthly KPIs
The below table shows monthly operating data1 from April 2024 through December 2025:

				April	May	June
				2024
				(In millions, except number of verified accounts)
Exchange trading volume				¥463,858	¥314,754	¥271,697
Marketplace trading volume				¥28,222	¥23,112	¥21,659
Customer assets				¥658,150	¥736,853	¥747,891
Number of verified users				2,014,832	2,040,838	2,060,379

	July	August	September	October	November	December
	2024
	(In millions, except number of verified accounts)
Exchange trading volume	¥371,801	¥411,847	¥278,985	¥324,265	¥728,271	¥621,560
Marketplace trading volume	¥22,725	¥18,992	¥13,412	¥18,916	¥50,405	¥48,116
Customer assets	¥750,367	¥635,917	¥669,357	¥735,675	¥1,106,754	¥1,142,224
Number of verified users	2,077,756	2,090,251	2,100,374	2,110,974	2,152,448	2,197,619

	January	February	March	April	May	June
	2025
	(In millions, except number of verified accounts)
Exchange trading volume	¥595,095	¥410,136	¥454,278	¥366,050	¥375,677	¥310,449
Marketplace trading volume	¥46,700	¥25,630	¥19,637	¥21,673	¥21,333	¥18,525
Customer assets	¥1,285,614	¥873,796	¥859,205	¥886,884	¥989,365	¥1,000,301
Number of verified users	2,258,295	2,278,320	2,291,103	2,302,376	2,325,978	2,351,223

	July	August	September	October	November	December
	2025
	(In millions, except number of verified accounts)
Exchange trading volume	¥387,980	¥318,293	¥243,193	¥461,239	¥415,586	¥332,601
Marketplace trading volume	¥39,166	¥29,146	¥26,358	¥35,997	¥29,024	¥22,651
Customer assets	¥1,239,869	¥1,159,864	¥1,189,218	¥1,177,426	¥1,005,468	¥948,533
Number of verified users	2,378,672	2,400,859	2,421,080	2,442,923	2,460,621	2,475,345

Key Business Metrics and Trends
In addition to our financial results, we use these business metrics, and some of the components of them described below, to evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions:
Verified Users
Verified users represent users who have fully completed the account-opening application procedures, including KYC procedures, with us. Accordingly, there should only be one account per user (which we sometimes refer to as a verified account). The verified user total is adjusted for accounts that are subsequently closed, but not for those that
1 Exchange trading volume includes trading between matched sellers and purchasers but does not include transactions in which we are a party (including our transactions with cover counterparties). Monthly exchange trading volume data reflects trading volume by sellers and purchasers on a gross basis, and is based on information that we are required to prepare for purposes of monthly reporting to the JVCEA using the calculation methods they prescribe.

are inactive. These numbers are for Coincheck’s business (and exclude Aplo or Next Finance). Our verified users increased sequentially for all quarters primarily due, we believe, to growth in our products and services and the overall increase in interest in BTC, ETH, XRP and other crypto assets in Japan. As of December 31, 2025, our number of verified users was approximately 2.5 million. Verified user metrics are used as a key performance indicator in our business management process because our current businesses principally serve retail users. We are able to compare our number of verified users against industry data compiled by the JVCEA to assess our competitive position. Our definition of verified users may be revised in the future if the industry data or metric used changes or there are changes in Japanese rules regarding approval of new users or accounts and how that should be defined.
Verified Users

Verified users (cumulative)

(Users mm)
Verified users (cumulative)
Market share (Verified users)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
2022
2023
2024
2025

Source: Public information made available by the JVCEA.
Monthly Trading Users
Monthly trading users represent our verified users with at least one transaction (a purchase, sale, deposit or withdrawal) on either our Marketplace or Exchange platform in the prior calendar month. We view them as the active users on our cryptocurrency exchanges. Monthly trading users drive retail trading volume, and growth in our monthly trading users has historically been correlated with both the price of BTC, ETH, XRP and other crypto assets and volatility within the crypto asset market. We have aimed to expand our revenue opportunities by, in recent years, adding new cryptocurrencies to give more investment options and by marketing cryptocurrency trading to retail investors. Our number of monthly users was on a declining trend since its peak in the first quarter of the fiscal year ended March 31, 2022 (April - June 2021); Our number of average monthly trading users was approximately 106,948 for the month of December 2025.

Monthly Trading Users

(Users 'k)
Monthly Trading Users
250
200
150
100
50
0
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
2019
2020
2021
2022
2023
2024
2025

Source: Internal data
Customer Assets (by Currency)
Customer assets consist of cryptocurrencies held for customers and fiat currency deposited by customers. Cryptocurrencies held for customers are a measure of the scale of total value held on our cryptocurrency exchanges as of the period indicated. We believe that customer assets reflect the trusted nature of our cryptocurrency exchanges and services. The value of our customer assets is driven by the price, quantity, and type of crypto assets held by customers. Customer assets include cash deposited by customers, which is segregated in a trust account with a trust bank, and customers’ crypto assets that we hold in custody.
Changes in the price and quantity, particularly for BTC, ETH and XRP, or in the types and mix of crypto assets we make available to our customers, can result in growth or decline in customer assets within a particular period. For example, we could see an increase in the quantity of customer assets we hold — meaning measured in units of crypto assets — but the value of customer assets could decline if the corresponding price of a crypto asset declines. Conversely, a decline in the quantity of assets we hold can be offset, or partially offset, by rising crypto asset prices.
Our ability to protect our customers’ crypto assets is also an important factor, since any inability to do so could result in us compensating our customers for their loss (even if we are not legally required to do so), our customers losing trust in our services, the withdrawal of customer assets or a reduction in the deposit of customer assets. We work continuously to comply with applicable security measures to ensure that customer assets are protected. We provide custody services to our customers for their crypto assets. Customer assets as of December 31, 2025 and March 31, 2025 were ¥949 billion and ¥859 billion, respectively.
Because the amount and value of our customer assets are driven by multiple factors, some of which are market dependent, this metric has fluctuated in recent periods. For example, according to closing day pricing information from CoinMarketCap, the prices of BTC and ETH reached their lowest levels during the fiscal year ended March 31, 2023. However, despite those price declines, our customer assets grew that fiscal year (compared to the prior fiscal year) to ¥344 billion, driven by growth in the price, quantity, or transactions in other types of crypto assets we support.
Customer Asset

Customer Assets Deposited by Customers

(JPY bn)
BTC
ETH
XRP
Other Crypto Assets
Fiat currency
1,400
1,200
1,000
800
600
400
200
0
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
2019
2020
2021
2022
2023
2024
2025

Source: Coincheck internal data.
Trading Volume on Marketplace platform (by Cryptocurrency)
The trading volume of our Marketplace platform customers is directly correlated with our revenue and is influenced by both price and volatility of BTC, ETH, XRP and other crypto assets. We have experienced periods of low and high trading volume, and therefore revenue, driven by periods of rising or declining crypto asset prices and/or lower or higher volatility within the crypto asset market. During periods of rising Bitcoin prices and higher volatility, we have generally observed higher trading volume on both our Marketplace platform and Exchange platform.
There are a number of factors that contribute to changes in price and volatility of a given crypto asset, including, but not limited to: changes in the supply and demand for a particular crypto asset; crypto market sentiment; macroeconomic factors; utility of a particular crypto asset; and other events, such as exchange outages or social media commentary. Market participation by well-known investors can also affect consumer sentiment.
Occasionally, planned network events, such as an airdrop, where the network provides holders of a particular crypto asset with a reward, or a “halving,” which is when the reward for validating transactions for a crypto network is reduced by half, can lead to shifts in customer interest in a specific crypto asset. Event-driven changes in customer interest may be temporary and, as a result, our financial performance following such events may not be indicative of future operating performance or financial condition.
The following table shows the trading volume by currency on our Marketplace platform for each quarter beginning with the three months ended September 30, 2024:

	For the three months ended
	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(In millions)
BTC	27,237	45,464	37,649	25,617	33,669	34,491
ETH	16,020	24,820	19,691	22,458	38,834	38,761
XRP	5,061	24,653	19,528	7,712	13,110	7,805
IOST	443	915	424	148	180	134
ENJ	51	116	31	12	17	26
LTC	325	1,079	847	293	501	382
SAND	224	1,325	337	125	153	119
XLM	174	3,734	1,401	474	1,181	695
BCH	721	1,409	890	515	971	986
BAT	50	297	91	35	63	250
DOT	182	676	257	123	149	80
QTUM	62	268	236	49	105	100
MONA	52	203	78	39	38	15
LSK	—	—	—	61	68	84
SHIB	2,365	5,795	3,064	947	978	662
Others	6,369	21,585	14,676	5,595	4,653	3,081
Total	55,129	117,438	91,967	61,531	94,670	87,672
Factors Affecting Our Results of Operations
The success and historical growth of our business, as well as our financial condition and operating results, have been and will continue to be affected by a number of factors, as described in more detail below.
Price and volatility of crypto assets
For the three months ended December 31, 2025 and 2024, 89.8% and 99.7%, and for the nine months ended December 31, 2025 and 2024, 95.5% and 99.5%, respectively, of our total revenue consisted of transaction revenue generated from trades with customers and cover counterparties on our Marketplace platform business. As a result, our total revenue is highly correlated with the price and volatility of crypto assets. As earlier mentioned, there are a number of factors that contribute to changes in crypto asset prices and volatility, including, but not limited to: changes in the supply and demand for a particular crypto asset; overall crypto market sentiment; macroeconomic factors; the utility of a particular crypto asset; and other events, such as exchange outages, social media commentary, and government policies.
Adoption of crypto assets and offering of new crypto assets
Our financial performance is dependent on the continued growth in interest for, and adoption of, crypto assets by investors in Japan and other relevant jurisdictions as we expand our operations. Moreover, our growth strategy depends on our continued ability to add customers, expand the breadth of crypto assets on our cryptocurrency exchanges, and launch innovative products.
The number of crypto assets that are tradeable on our cryptocurrency exchanges has increased over time, and we offer 35 different crypto assets on our Marketplace platform as of December 31, 2025. We only offer trading in crypto assets which have been approved for trading by crypto asset exchange service providers under the guidelines of the JVCEA. BTC and ETH trading volume, as a percentage of total crypto trading volume in Japan (according to the JVCEA data that includes all types of Japanese exchanges) was approximately (i) 62.6% and 20.4% and (ii) 63.9% and 10.8% for the three months ended December 31, 2025 and 2024, and, approximately (i) 60.3% and 19.4% and (ii) 71% and 12% for the nine months ended December 31, 2025 and 2024, respectively. However, trading volume of BTC and ETH on our Marketplace platform were (i) 39% and 44% and (ii) 39% and 21% for the three months ended December 31, 2025 and 2024, and (i) 38% and 41% and (ii) 43% and 24% for the nine months ended December 31, 2025 and 2024, respectively. We believe that our offering crypto assets beyond BTC and ETH demonstrates the depth and value of our Marketplace platform offering which helps us attract, engage and retain customers.
Over time, we have observed an overall positive trend in the total market capitalization of crypto assets, which indicates increased adoption. However, these historical trends are not indicative of future adoption, and it is possible that the adoption of crypto assets and blockchain technology may slow, decline, take longer to develop, or never be as broadly adopted as many anticipate, which would negatively impact our business and operating results.
Offering leading technology and providing successful products and services
We believe that the development of new products and services to enhance the value proposition of our crypto asset offerings to our customers is important to maintain our existing customer base and grow it, as well as to reach new customer segments. We continually focus on having leading user interface/user experience-design features for our mobile application to attract and engage retail users as their first access point to trading of crypto assets.
We also focus on our platforms’ ease-of-use and adding new products and services to our offering, such as additional crypto assets to buy and sell, staking services, and our Coincheck NFT Marketplace and IEO platform offerings, which we believe appeal to our Marketplace platform users. Subject to the effect of acquisitions or strategic joint ventures, if any, we may do in the future, we believe that our Marketplace platform will continue to be the primary driver of our revenue.
Substantially all of Coincheck’s customers are retail users, some more sophisticated than others, but we are also interested in introducing our products and services more to institutional investors who may be interested in crypto assets, such as through our recently launched “Coincheck Prime” branded offering. Coincheck Parent has progressed this objective through the acquisition of Aplo, which serves institutional customers in Europe. However, we may not be able to introduce attractive products or services to institutional users, or such institutions may choose to do business with our competitors.
Ability to competitively price our products and services
Our operating results also depend on our ability to competitively price our products and services. Similar to other financial products, as the crypto asset industry matures we anticipate increased pressure on spreads and commission fees to emerge over time as new, and potentially larger and more established, financial institutions enter the market.
While we believe that we will be able to maintain our position as a trusted brand in Japan and continue to enhance our customer-value proposition and grow our scale, including growing our customer base, in order to offset the effects of any future price pressure on our fees, if we are unable to do so or if such price pressure emerges more rapidly than we anticipate our operating results may be adversely affected.
Marketing
Our primary means of marketing is digital marketing, which allows us to respond flexibly to the impact of changes in the market price of crypto assets. We use television advertisements only to the extent we believe those investments can produce a reasonable return within a reasonable period of time based on our estimated conversion ratio and other factors. Generally, we estimate our return of investment per marketing campaign, which is a primary factor in our decision as to whether we launch the campaign.
Our advertising and promotion expenses are directed towards customer acquisition. They totaled ¥328 million and ¥541 million for the three months ended December 31, 2025 and 2024, respectively, and the number of new accounts opened totaled 54,265 and 97,245, respectively. Advertising and promotion expenses totaled ¥1,219 million and ¥1,265 million for the nine months ended December 31, 2025 and 2024, respectively, and the number of new accounts opened totaled 184,242 and 216,467, respectively. The fluctuations in total advertising and promotional expense primarily reflects a strategic shift in allocations of our marketing budget toward web based advertising and television advertisements. The main components of our advertising and promotional expenses are web advertising, affiliate marketing programs, television advertising, and marketing campaign expenses, which accounted for (i) 28.1%, 48.8%, 5.7%, and 15.7%, and (ii) 26.5%, 54.2%, 10.0% and 8.7%, for the three months ended December 31, 2025 and 2024, respectively, and (i) 33.6%, 43.2%, 6.0%, and 15.6%, and (ii) 17.8%, 45.8%, 24.2% and 11.3%, for the nine months ended December 31, 2025 and 2024, respectively.
We monitor our total marketing costs for customer acquisition (MCC), cost per acquisition (CPA) and customer payback to assess the effectiveness of our marketing. Relevant measures for recent periods are summarized below:
Net Revenue and Total MCC (Marketplace platform)

(JPY mm)
MCC (bar chart, left axis)
CPA (line chart, right axis)
(JPY)
Revenue generated from the users who completed KYC process during each quarter (bar chart, left axis)
1st - 3rd month
4th - 6th month
7th - 9th month
10th month - 24th month
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
10,000
8,000
6,000
4,000
2,000
0
6,927
8,606
8,310
5,946
5,301
4,047
3,716
3,163
6,553
6,222
5,590
6,530
7,183
6,696
6,123
1,144
572
361
515
449
750
1,329
1,509
1,211
987
1,647
1,105
942
1,218
591
382
214
159
148
140
126
261
519
249
544
610
432
468
332
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
Jan.- Mar.
Apr.- Jun.
Jul.- Sep.
Oct.- Dec.
2022
2023
2024
2025

Source: Coincheck Internal data.
____________
(1) The table above provides our total MCC, CPA, and customer payback for the periods from April 2022 to December 2025. The left bar for each quarter details our total marketing costs, whereas the right bar for each quarter details our customer payback amount for 24 months, including the month in which each customer completed the KYC process (and if 24 months have not passed, from the month in which each customer completed the KYC process to the end of March 2025), for the cohort of customers that were acquired within the quarter. The line above each set of bars provides our CPA for each given quarter. This number is derived by taking the MCC in a given period and dividing it by the total incremental customers that completed our KYC process in that respective quarter.
(2) MCC and net revenue in the table above also include items that are recognized as deductions from sales for accounting purposes.
(3) For example, for the three months ended June 2022, our MCC totaled ¥591 million, representing a CPA of approximately ¥6,927. Customers acquired during this period subsequently generated cumulative net revenue of ¥1,144 million over the following 24 months. In the chart, the left bar for each quarter reflects the fixed MCC incurred during that period. The right bar represents the cumulative net revenue generated by the corresponding customer cohort, measured over a 24-month period following acquisition (or through March 2025 for cohorts that have not yet reached 24 months). The stacked segments within each net revenue bar illustrate the timing of net revenue realization: gray (months 1–3), light blue (months 4–6), purple (months 7–9), and light green (months 10–24).
The markets for crypto assets continue to evolve, and the number of new accounts opened in a certain period is heavily influenced by a variety of external factors, including price trends of the cryptocurrencies supported on our cryptocurrency exchanges and media coverage regarding crypto asset markets. Because of the volatility in markets for crypto assets and the highly variable nature of our advertising and promotion expenses, these historical metrics may be of limited value in predicting future performance. We expect to continue to consider the latest market trends, our financial condition and other factors, in addition to historical experience of marketing effectiveness in any given period, in determining appropriate levels of marketing expenditures. In addition, we plan to continue to invest in the development of and market new products and services.
Regulation in Japan and international markets
Our financial prospects and continued growth depend in part on our ability to continue to operate in a manner compliant with applicable regulations. Our business is subject to the oversight of numerous regulatory and self-regulatory agencies in Japan, including, but not limited to, JFSA and the JVCEA. We received our license as a crypto asset exchange service provider from the JFSA in January 2019.
Our strategy is to continue to invest in our finance, legal, compliance, and security functions in order to remain at the forefront of crypto policy initiatives and regulatory trends in Japan and maintain our reputation and trust with customers and regulators. Mr. Satoshi Hasuo, our Chief Stakeholder Officer, is also a director of the JVCEA, and we have a leadership role in the regulatory working group of the JVCEA. As the industry matures, we may experience fluctuations in our operating results as a result of changes in the law and regulations that are applicable to our business, which may limit our ability to support new blockchains and crypto assets and offer our products and services.
We may, in the future, continue to expand our services into markets outside of Japan. Several regulatory bodies across the world have enacted or signaled changes to regulatory policy. Given the rapid pace of change in the crypto exchange industry and the evolving regulatory environment globally, our operations outside of Japan subject us to additional and differing regulatory regimes and result in significant compliance requirements and associated costs.
Additionally, as an SEC-registered company that is listed on Nasdaq, we are subject to certain reporting and regulatory requirements in the United States. In the United States, on January 21, 2025, the SEC announced the formation of the Crypto Task Force, chaired by SEC Commissioner Hester Peirce. Also in January 2025, the SEC released SAB No. 122, rescinding SAB No. 121, Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Platform Users, which, until repealed, required an entity to record a liability to reflect its obligation to safeguard the crypto assets held for its platform users with a corresponding asset and required disclosures related to the entity’s safeguarding obligations. SAB No. 122 is effective for annual periods beginning after December 15, 2024, and is required to be applied on a fully retrospective basis, with early adoption permitted. The Company early adopted SAB No. 122 in the fiscal year ended March 31, 2025 and therefore does not recognize the safeguard liabilities and corresponding safeguard assets in its consolidated statement of financial position.

Components of Results of Operations
Total revenue
Total revenue is generated from several distinct sources. The primary components include transaction revenue from customers and cover counterparties at Marketplace platform and transaction revenue from Aplo’s prime brokerage services, staking revenue, commission received, and other revenue. We offer 35 different types of cryptocurrencies at our Marketplace platform as of December 31, 2025, including BTC, ETH, XRP and other altcoins. Our revenue is susceptible to significant fluctuations as trading volumes depend on cryptocurrency market volatility and prices, which ultimately impact how much revenue we earn. Additionally, if a type of cryptocurrency is purchased and settled by another type of cryptocurrency in a cover transaction, the settlement is treated as a sale transaction under IFRS 15 Revenue from Contracts with Customers. Consequently, the accounting treatment of this type of cover transactions results in higher reported gross revenue relative to the underlying customer transaction volume.
Transaction revenue
Transaction revenue from our Marketplace platform business is derived from transactions with customers and cover counterparties. The table below shows this breakdown of transaction revenue for the fiscal periods indicated:

	For the three months ended December 31,
(In Millions)	2025	2024
Marketplace platform business
Transaction revenue from customers	¥69,084	¥79,986
Transaction revenue from cover counterparties	59,793	42,709
Transaction revenue - Institutional	13,038	—
Transaction revenue (total)	¥141,915	¥122,695

	For the nine months ended December 31,
(In Millions)	2025	2024
Marketplace platform business
Transaction revenue from customers	¥184,373	¥174,550
Transaction revenue from cover counterparties	159,823	92,929
Transaction revenue - Institutional	13,038	—
Transaction revenue (total)	¥357,234	¥267,479
Transaction revenue is recognized at the time the transaction is processed. We have experienced periods of low and high-trading volume, and therefore transaction revenue, driven primarily by periods of rising or declining BTC prices and/or lower or higher-cryptocurrency volatility. During periods of rising BTC prices and higher volatility, we have generally observed higher transaction revenue generated by our Marketplace platform business.
Average spread
For customer purchase and sale transactions at Marketplace, Coincheck is always the seller to, and buyer from, the customer, and its compensation is in the form of a price spread. The spread we set is generally in a range of 0.1% to 5.0% of the transaction’s asset value, and can change from time to time.
For the three months ended December 31, 2025 and 2024, our average spread (our fee) per transaction at Marketplace platform business was 3.25% and 3.62%, respectively.
For the nine months ended December 31, 2025 and 2024, our average spread (our fee) per transaction at Marketplace platform business was 3.30% and 3.50%, respectively.
The change in average spreads for the three and nine months ended December 31, 2025 are due primarily to the change in the mix of cryptocurrencies being traded.
Commission received
Our commission received consists primarily of remittance fees, deposit and withdrawal and transfer fees, custodial fees, commissions received from the issuer and subscribing customers in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace, commissions that arise from transactions on our Exchange platform, and other commissions.

Expenses
Expenses consist of cost of sales and selling, general, and administrative expenses.
Cost of sales
Our cost of sales mainly consists of crypto assets once acquired from users and cover counterparties on the Marketplace platform or Exchange platform and from institutional customers and cover counterparties.
Selling, general, and administrative expenses
Personnel expenses and advertising and promotion expenses are the largest components of our selling, general, and administrative expenses. Our personnel expenses are expected to scale if and as our revenues grow. In addition, systems-related expenses are correlated with user numbers and trading volumes and are incurred in order to support our mobile and desktop web applications and trading operations system.
Our other costs are relatively fixed in nature, which we believe allows us to target significant operating leverage through growth of our customer base. We believe that our expense structure enables us to be profitable, or minimize loss, even in periods with low trading volume.
Selling, general, and administrative expenses consist primarily of the following:
•Personnel expenses. Personnel expenses consist of salaries and bonuses of our employees, and share-based compensation for restricted share units. Share-based compensation were granted to managing directors and officers, board members and other qualified employees and non-employee consultants.
•Advertising and promotion expenses. Advertising and promotion expenses primarily include expenses incurred for the advertising of our products in various media, including television, press, and internet (including social media and online video-sharing platforms) and affiliate marketing programs.
•Professional fees. Professional fees consist of legal, accounting and other consulting fees. Professional fees includes transaction expenses related to Company business acquisition.
•Communication expenses. Communication expenses include cloud service expenses such as Amazon Web Services.
•Subcontract expenses. Subcontract expenses include outsourcing costs.
Selling, general, and administrative expenses also include depreciation and amortization, business management service fees, transaction related costs, subcontract labor costs, tax expenses, and other expenses.
Other Income and Expenses
Other income
Other income is revenue that is separate from the core operations of our business, such as exchange gain or other amounts outside of our primary business activities.
Other expenses
Other expenses consist primarily of exchange loss.

Financial Income and Expenses
Financial income
Financial income is profits from financial activities, such as derivative gains.
Financial expenses
Financial expenses consist primarily of change in fair value of warrant liability and impairment losses of other financial assets (non-current assets).
Historical Results of Operations
Comparison of the three months ended December 31, 2025 to the three months ended December 31, 2024
The following table shows selected condensed consolidated interim statements of profit or loss data for the three months ended December 31, 2025 and 2024:

	For the three months ended December 31,
(In millions)	2025	2024
Revenue:
Revenue	¥142,574	¥123,084
Other revenue	881	20
Total revenue	143,455	123,104
Expenses:
Cost of sales	139,622	118,311
Selling, general and administrative expenses	3,509	6,429
Total expenses	143,131	124,740
Operating profit (loss)	324	(1,636)
Other income and expenses
Other income	309	—
Other expenses	(33)	(30)
Financial income	249	476
Financial expenses	(54)	(4)
Listing expense	—	(13,714)
Profit (loss) before income taxes	795	(14,907)
Income tax expense	390	537
Net profit (loss) for the period attributable to owners of the Company	¥405	¥(15,445)
Revenue. Revenue was ¥142,574 million for the three months ended December 31, 2025, an increase of ¥19,490 million, or 16%, from ¥123,084 million for the three months ended December 31, 2024. The increase was mainly due to transaction revenue of ¥13,038 million of Aplo, an increase of ¥6,182 million in transaction revenue from Marketplace platform business, and Initial Exchange Offering (or IEO) revenue of ¥359 million.
Other revenue. Other revenue was ¥881 million for the three months ended December 31, 2025, an increase of ¥861 million from ¥20 million for the three months ended December 31, 2024. The increase was due mainly to staking reward revenue of ¥777 million, which was not launched until the fourth quarter of the fiscal year ended March 31, 2025.

Cost of sales. Cost of sales was ¥139,622 million for the three months ended December 31, 2025, an increase of ¥21,311 million, or 18%, from ¥118,311 million for the three months ended December 31, 2024. This increase was due mainly to increase of ¥7,791 million in cost of sales from Marketplace platform business and ¥13,030 million in cost of sales of Aplo and an increase in trading activity and staking rewards of ¥491 million credited to customers.
Selling, general, and administrative expenses. Selling, general, and administrative expenses were ¥3,509 million for the three months ended December 31, 2025, a decrease of ¥2,920 million, or 45%, from ¥6,429 million for the three months ended December 31, 2024. The decrease was due mainly to professional fees of ¥3,804 million relating to the listing of the Company’s Ordinary Shares on Nasdaq for the three months ended December 31, 2024, partially offset by an increase in share-based compensation expense of ¥316 million and additional expenses of ¥185 million due to the acquisition of Aplo for the three months ended December 31, 2025.
Operating profit. Operating profit was ¥324 million for the three months ended December 31, 2025, as compared to an operating loss of ¥1,636 million for the three months ended December 31, 2024. The primary driver of this increase was lower selling, general, and administrative expenses due to the completion of the listing on Nasdaq for the three months ended December 31, 2024.
Other income. Other income was ¥309 million for the three months ended December 31, 2025, an increase of ¥309 million, from ¥— million for the three months ended December 31, 2024. The increase was due mainly to foreign exchange gain.
Other expenses. Other expenses were ¥33 million for the three months ended December 31, 2025, an increase of ¥5 million, from ¥30 million for the three months ended December 31, 2024.
Financial income. Financial income was ¥249 million for the three months ended December 31, 2025, a decrease of ¥227 million, from ¥476 million for the three months ended December 31, 2024. The decrease was due mainly to change in fair value of the warrant liability.
Financial expenses. Financial expenses were ¥54 million for the three months ended December 31, 2025, an increase of ¥50 million, or 1439%, from ¥4 million for the three months ended December 31, 2024. The increase was due mainly to interest expense on borrowings from a related party of ¥47 million for the three months ended December 31, 2025.
Listing expense. Listing expense was ¥13,714 million for the three months ended December 31, 2024. The listing expense relates to the listing of our Ordinary Shares on Nasdaq in December 2024. The listing expense represents the excess of fair value of Coincheck shares deemed to have been issued over the fair value of Thunder Bridge’s identifiable net assets acquired, and represents compensation for the service of a stock exchange listing for its shares that is expensed as incurred.
Income tax expenses. Income tax expenses were ¥390 million for the three months ended December 31, 2025, a decrease of ¥147 million from ¥537 million for the three months ended December 31, 2024. The increase in income tax expenses was due mainly to higher taxable income for the three months ended December 31, 2025.

Comparison of the nine months ended December 31, 2025 to the nine months ended December 31, 2024
The following table shows selected condensed consolidated interim statements of profit or loss data for the nine months ended December 31, 2025 and 2024:

	For the nine months ended December 31,
(In millions)	2025	2024
Revenue:
Revenue	¥358,356	¥268,716
Other revenue	2,193	35
Total revenue	360,549	268,751
Expenses:
Cost of sales	350,385	258,818
Selling, general and administrative expenses	10,193	10,902
Total expenses	360,578	269,720
Operating loss	(29)	(970)
Other income and expenses
Other income	499	17
Other expenses	(35)	(33)
Financial income	143	485
Financial expenses	(132)	(28)
Listing expense	—	(13,714)
Profit (loss) before income taxes	447	(14,242)
Income tax expense	1,064	750
Net loss for the period attributable to owners of the Company	¥(617)	¥(14,992)

Revenue. Revenue was ¥358,356 million for the nine months ended December 31, 2025, an increase of ¥89,640 million, or 33%, from ¥268,716 million for the nine months ended December 2024. The increase was due mainly to transaction revenue of ¥13,038 million of Aplo and an increase of ¥76,717 million in transaction revenue from Marketplace platform business.
Other revenue. Other revenue was ¥2,193 million for the nine months ended December 31, 2025, an increase of ¥2,158 million from ¥35 million for the nine months ended December 2024. The increase was due mainly to staking reward revenue of ¥1,952 million, an offering that was not launched until the fourth quarter of the fiscal year ended March 31, 2025.
Cost of sales. Cost of sales was ¥350,385 million for the nine months ended December 31, 2025, an increase of ¥91,567 million, or 35%, from ¥258,818 million for the nine months ended December 2024. This increase was due mainly to increase of ¥77,268 million in cost of sales from Marketplace platform business and ¥13,030 million in cost of sales of Aplo and an increase in trading activity and staking rewards of ¥1,269 million credited to customers.
Selling, general, and administrative expenses. Selling, general, and administrative expenses were ¥10,193 million for the nine months ended December 31, 2025, a decrease of ¥710 million, or 7%, from ¥10,902 million for the nine months ended December 2024. The decrease was due mainly to transaction expenses of ¥4,067 million relating to the listing of the Company’s Ordinary Shares on Nasdaq for the nine months ended December 2024, partially offset by increased professional fees of ¥1,196 million, relating to becoming a publicly traded company, an increase in share-based compensation expense of ¥935 million, and an increase of ¥502 million in transaction expenses related to the business acquisitions for the nine months ended December 31, 2025.
Operating profit (loss). Operating loss was ¥29 million for the nine months ended December 31, 2025, as compared to an operating loss of ¥970 million for the nine months ended December 2024. Components contributing to the improvement in operating loss for the nine months ended December 31, 2025 included transaction expenses of ¥4,067 million relating to the listing of the Company’s Ordinary Shares on Nasdaq for the nine months ended December 2024, partially offset by increased professional fees of ¥1,196 million relating to becoming a publicly traded company, an increase in share-based compensation expense of ¥935 million, an increase of ¥502 million in transaction expenses related to the Business Combination, and an additional expenses of ¥362 million due to the acquisition of Aplo.
Other income. Other income was ¥499 million for the nine months ended December 31, 2025, an increase of ¥482 million from ¥17 million for the nine months ended December 2024. The increase relates to other income of ¥239 million from the collection of NEM previously stolen from Coincheck’s hot wallets; these assets had been seized by the public prosecutor and were returned pursuant to “Japan’s Act on the Payment of Compensation for Criminal Damage Using Stolen and Misappropriated Property”, as well as foreign exchange gain recorded for the nine months ended December 31, 2025.
Other expenses. Other expenses were ¥35 million for the nine months ended December 31, 2025, an increase of ¥2 million from ¥33 million for the nine months ended December 2024.
Financial income. Financial income was ¥143 million for the nine months ended December 31, 2025, a decrease of ¥342 million, or 70%, from ¥485 million for the nine months ended December 2024. The decrease was due mainly to change in fair value of the warrant liability.
Financial expenses. Financial expenses were ¥132 million for the nine months ended December 31, 2025, an increase of ¥103 million, or 376%, from ¥28 million for the nine months ended December 2024. The increase was due mainly to interest expense of borrowings from a related party.
Listing expense. Listing expense was ¥13,714 million for the nine months ended December 2024. The listing expense relates to the listing of our Ordinary Shares on Nasdaq in December 2024. The listing expense represents the excess of fair value of Coincheck shares deemed to have been issued over the fair value of Thunder Bridge’s identifiable net assets acquired, and represents compensation for the service of a stock exchange listing for its shares that is expensed as incurred.
Income tax expenses. Income tax expenses were ¥1,064 million for the nine months ended December 31, 2025, an increase of ¥314 million, or 42%, from ¥750 million for the nine months ended December 2024. The increase in income tax expenses was due mainly to higher taxable income for the nine months ended December 31, 2025.
Non-IFRS Financial Measures
In addition to our results determined in accordance with IFRS Accounting Standards, we present EBITDA and Adjusted EBITDA, both non-IFRS measures, because we believe they are useful in evaluating our operating performance.
We use EBITDA and Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that EBITDA and Adjusted EBITDA may be helpful to investors because they provide consistency and comparability with past financial performance. However, EBITDA and Adjusted EBITDA are presented for supplemental informational purposes only, have limitations as an analytical tool and should not be considered in isolation or as a substitute for our financial information presented in accordance with IFRS Accounting Standards. Please also see “Overview” near the beginning of this discussion and analysis for an explanation of our change in calculating Adjusted EBITDA beginning with the quarter ended June 30, 2025.

A reconciliation is provided below for each non-IFRS financial measure to the most directly comparable financial measure stated in accordance with IFRS Accounting Standards. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures, and not to rely on any single financial measure to evaluate our business.
The following tables present reconciliations of our non-IFRS financial measures:
Reconciliation of EBITDA to Net Profit

	For the three months ended
	December 31, 2025	December 31, 2024
Reconciliation of EBITDA:
Net profit (loss) for the period	¥405	¥(15,445)
Add: Income tax expenses	390	537
Profit (loss) before income taxes	795	(14,908)
Add: Interest expense	53	8
Add: Depreciation and amortization	306	149
EBITDA	¥1,153	¥(14,752)

	For the nine months ended
	December 31, 2025	December 31, 2024
Reconciliation of EBITDA:
Net profit (loss) for the period	¥(617)	¥(14,992)
Add: Income tax expenses	1,064	750
Profit (loss) before income taxes	447	(14,242)
Add: Interest expense	116	18
Add: Depreciation and amortization	654	474
EBITDA	¥1,217	¥(13,750)
Reconciliation of Adjusted EBITDA to Net Profit

	For the three months ended
	December 31, 2025	December 31, 2024
Reconciliation of Adjusted EBITDA:
Net profit (loss) for the period	¥405	¥(15,445)
Add: Income tax expenses	390	537
Profit (loss) before income taxes	795	(14,908)
Add: Interest expense	53	8
Add: Transaction expenses excluding listing expense	206	3,804
Add: Listing expense	—	13,714
Add: Change in fair value of warrant liability	(248)	(462)
Add: Share-based compensation	316	—
Add: Depreciation and amortization	306	149
Adjusted EBITDA	¥1,428	¥2,303

	For the nine months ended
	December 31, 2025	December 31, 2024
Reconciliation of Adjusted EBITDA:
Net profit (loss) for the period	¥(617)	¥(14,992)
Add: Income tax expenses	1,064	750
Profit (loss) before income taxes	447	(14,242)
Add: Interest expense	116	18
Add: Transaction expenses excluding listing expense	502	4,067
Add: Listing expense	—	13,714
Add: Change in fair value of warrant liability	(139)	(462)
Add: Share-based compensation	935	—
Add: Depreciation and amortization	654	474
Adjusted EBITDA	¥2,515	¥3,568
Liquidity and Capital Resources
We finance our operations primarily with our cash flows from operating activities. Our fundamental principles are to build and maintain a financial base for the purpose of maintaining soundness and efficiency of operations and achieving sustainable growth. According to these principles, we plan on conducting capital investment, profit distribution, and repayment of any loans based on our operating cash flows through the development and rendering of our crypto asset exchange services.
Cash and cash equivalents mainly consist of bank deposits. As of December 31, 2025, we had cash and cash equivalents of ¥10,647 million. As of December 31, 2025, we also had cash segregated as deposits of ¥55,024 million. In accordance with Japanese laws and regulations, 100% of the legal tender deposited by customers is protected by trust companies. Therefore, cash deposited by customers is accounted for under different accounts depending on whether it is protected by trust companies or not. Additionally, Coincheck entered into a line of credit with our affiliate, Monex Finance Corporation, with aggregate commitments as of December 31, 2025, and March 31, 2025 of ¥6,000 million and ¥6,000 million, respectively. The balance outstanding under this agreement was ¥nil million and ¥nil million as of December 31, 2025 and March 31, 2025, respectively. Coincheck Parent entered into its own commitment line contract of ¥2,507 million as a debtor with Monex Finance Corporation in December 2024, for the purpose of stable operating capital. As of December 31, 2025, the balance outstanding under this was ¥1,958 million. On September 1, 2025, Coincheck entered into a ¥500 million subordinated loan with Monex Finance Corporation. As of December 31, 2025, the balance outstanding under this was ¥500 million.
In addition, Coincheck entered into a committed credit line for ¥200 million with JSF Trust and Banking Co., Ltd. in June 2021, which was increased to ¥500 million as of December 31, 2025, and has been making short-term borrowings under this agreement several times a year, however, all of the borrowings were repaid within about a week of the making of each respective loan and the credit line was unused as of December 31, 2025. We believe our existing cash and cash equivalents, together with our loan arrangements, are sufficient to meet our immediate working capital and capital expenditure needs.
We recognize crypto assets on our condensed consolidated interim statements of financial position, when we obtain control over the crypto assets including the customer crypto assets. We borrow crypto assets from customers to facilitate customer transactions on our Marketplace platform and to execute our cover transactions on external exchanges. Most deposited customer crypto assets are held in segregated cold wallets and are not used for our settlement purposes. Therefore, we hold borrowed crypto assets in our own wallets or on deposit with external exchanges to facilitate prompt settlement of transactions. As of December 31, 2025, we had ¥49,988 million of crypto assets held (current assets). These cryptocurrencies are held and treated as inventories that are recorded at fair value as of the end of the reporting period. The fair value is measured by using a midmarket pricing of the principal market or the most advantageous market. As of December 31, 2025, crypto asset borrowings under our Coincheck

Lending program totaled ¥49,487 million. We determine the amount of crypto assets to hold in hot wallets or deposited with external exchanges based on the total size of our customer assets and recent trading levels. Our accounting and finance department is then responsible for monitoring and determining the appropriate amount. Our dealing department is then responsible for managing the amount of crypto assets to hold in hot wallets and to deposit with cover counterparties in accordance with our internal policies. In the interest of security, our policy is to hold the majority of customer crypto assets in cold wallets and to hold in hot wallets the amount of crypto assets we deem necessary for expected settlement transactions with cover counterparties and external transfer requests.
The following table shows the amounts held by crypto asset for Coincheck, as well as in hot wallets and cold wallets, or deposited with cover counterparties, as of December 31, 2025 and March 31, 2025.

	As of
(In millions)	December 31, 2025	March 31, 2025
BTC	37,913	¥33,690
ETH	3,744	2,127
XRP	7,115	7,673
IOST	51	112
ENJ	5	17
XEM	—	18
XLM	147	179
BCH	389	185
LTC	147	144
LSK	4	24
BAT	35	23
QTUM	22	30
MONA	6	17
Others	363	442
Total	49,941	¥44,680
Amount held in cold wallets	48,022	41,346
Amount held in hot wallets	1,642	2,965
Amount deposited with counterparties	276	370
The following table shows the amount of borrowed crypto assets, by crypto asset, as of December 31, 2025 and March 31, 2025:

	As of
(In millions)	December 31, 2025	March 31, 2025
BTC	¥37,892	¥33,651
ETH	3,474	2,066
XRP	7,112	7,672
IOST	49	110
ENJ	4	16
XEM	—	17
XLM	146	181
BCH	374	184
ETC	60	79
LTC	3	24
LSK	144	143
BAT	34	24
QTUM	20	31
MONA	6	17
Others	169	265
Total borrowed crypto assets	¥49,487	¥44,479
We monitor the risk related to crypto assets held in hot wallets or deposited with cover counterparties closely, and our policy is to restrict such amounts to the level necessary to support our operations. As of December 31, 2025, Coincheck's crypto assets held (current assets) were ¥49,941 million, of which crypto assets borrowed from customers accounted for ¥49,487 million. As of December 31, 2025, the aggregate of crypto assets held in hot wallets and crypto assets deposited with our cover counterparties was ¥3.0 billion, as compared to our cash and cash equivalents of ¥10.6 billion.
Borrowing cryptocurrencies from our customers enables us to facilitate trading on our Marketplace platform at a lower cost than procuring the cryptocurrencies from alternate sources. The terms of the borrowing arrangements also limit our exposure to the price risk of the underlying crypto assets because we return such crypto assets in kind at the end of the borrowing period. Both our crypto assets held in current assets and our crypto asset borrowings are reported at fair value so the impact of price changes in the underlying crypto assets are offset. We utilize borrowed crypto assets to facilitate the prompt execution of customer transactions and cover transactions at external exchanges. We do not use borrowed crypto assets for proprietary trading or to enter into unhedged positions. We have not experienced difficulties in borrowing crypto assets from our customers or in executing cover transactions with our cover counterparties in order to support the operation of our Marketplace platform. Nevertheless, in the event that borrowing from our customers becomes limited or unavailable, we would seek to secure the crypto assets necessary to facilitate the operation of our Marketplace platform by borrowing from third parties. However, there is no guarantee that we would be able to find third parties to borrow the needed amount of crypto assets, in which case we would seek to purchase such crypto assets in the market, exposing us to price risk. In our Marketplace platform trading operations, we seek to limit our net open position at any given time by setting internal policy threshold amounts for each cryptocurrency supported and executing cover transactions when the relevant threshold is reached.
We have not invested in cryptocurrencies for our own account (apart from inventory we acquire to support liquidity for transactions), but we may do so in the future.
Under IFRS Accounting Standards, there are no accounting standards specifically related to transactions for crypto assets. In order to determine the accounting treatment, we follow the requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, and refer to the conceptual framework for financial reporting, and standards related to similar matters. In this context, we consider various factors to evaluate whether we have control for accounting purposes over crypto assets, and account for these transactions accordingly.
Under the Payment Services Act, we are defined as a Crypto Asset Exchange Service Provider (CAESP) and are subject to certain regulations regarding the management of the crypto assets of our customers. For example, we must segregate all fiat currency and cryptocurrencies of our customers from our own property, keep cryptocurrencies we own in separate wallets, and keep at least 95% of our customers’ cryptocurrencies in wallets that are not connected to the internet, or “cold wallets". Accordingly, we have separate wallets for our owned cryptocurrencies and those deposited by our customers, and manage them separately.
Because we safeguard customers’ cryptocurrencies in accordance with the requirements of the Payment Services Act, the Cabinet Office Ordinance on Virtual Currency Exchange Service Providers, and other applicable laws and regulations, we estimate that the possibility of potential loss events is remote. Therefore, we determined that there are no loss contingencies related to an obligation to safeguard customer crypto assets from loss or theft as of December 31, 2025.
Airdrops and forks are events that are unique to cryptocurrency businesses, including ours. As these events occur independently of our decision-making process, it is challenging for us to comprehensively understand and value each specific airdrop or fork. We have limited ability to predict whether the sale of cryptocurrencies received from airdrops or forks will be material to our future earnings, which is dependent on the future market viability and fair value of such cryptocurrencies. On the other hand, for airdrops and forks that may have a significant impact, we consider granting such crypto assets to our customers depending on the volume of cryptocurrencies deposited with us. When considering whether or not to grant such cryptocurrencies to customers, we first confirm that the cryptocurrencies can be transferred securely, and after such confirmation we recognize the granted cryptocurrencies based on the market price of such asset. Under our current policy, we do not monetize any cryptocurrencies granted through airdrops and forks that have not yet been granted to customers.
Our future capital requirements will depend on many factors, including market acceptance of crypto assets and blockchain technology, our growth, our ability to attract and retain customers on our cryptocurrency exchanges, the continuing market acceptance of products and services, the introduction of new products and services on our cryptocurrency exchanges, expansion of sales and marketing activities, and overall economic conditions. While we believe we have sufficient liquidity and expect to have funds from operations to support our operations and meet our current business plans, we may be required to seek additional funding to the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities. We expect to monitor financial conditions and from time to time may opportunistically raise additional funds through the offer and sale of equity securities or debt financing. Any sale of additional equity securities may result in additional dilution to our shareholders. Any additional debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or debt financing when desired, our business, operating results, and financial condition could be adversely affected.
Cash flows
The following tables show our cash flow data for the quarters ended December 31, 2025 and 2024:

	For the nine months ended December 31,
(In millions)	2025	2024
Net cash provided by (used in) operating activities	1,489	¥(144)
Net cash used in investing activities	(737)	(524)
Net cash provided by financing activities	1,287	2,559
Effect of exchange rate change on cash and cash equivalents	24	(54)
Net increase in cash and cash equivalents	2,040	1,890
Cash and cash equivalents at the beginning of period	8,584	10,837
Cash and cash equivalents at the end of period	¥10,648	¥12,673
Comparison of the nine months ended December 31, 2025 with the nine months ended December 31, 2024
In the nine months ended December 31, 2025, we had ¥1,489 million net cash provided by operating activities, ¥737 million net cash used in investing activities, and ¥1,287 million net cash provided by financing activities. As a result, cash and cash equivalents at the end of the nine months ended December 31, 2025 increased by ¥2,040 million, to ¥10,647 million, from ¥8,584 million at March 31, 2025.
Net cash provided by operating activities was ¥1,489 million in the nine months ended December 31, 2025, a change of ¥1,633 million from net cash used in operating activities of ¥144 million in the nine months ended December 31, 2024. This change was mainly due to a ¥941 million of decrease in operating loss to ¥29 million in the nine months ended December 31, 2025, from ¥970 million in the nine months ended December 31, 2024. The increase in cash flow was driven by higher customer deposits totaling ¥2,925 million, partially offset by a ¥1,977 million increase in cash segregated as deposits.
Net cash used in investing activities was ¥737 million in the nine months ended December 31, 2025, compared to ¥524 million in the nine months ended December 31, 2024. Net cash used in investing activities mainly consisted of ¥657 million and ¥394 million of expenditure on internally generated intangible assets in the nine months ended December 31, 2025 and in the nine months ended December 31, 2024, respectively.
Net cash provided by financing activities was ¥1,287 million in the nine months ended December 31, 2025, compared to net cash provided by financing activities of ¥2,559 million in the nine months ended December 31, 2024. Net cash provided by financing activities mainly consist of ¥1,590 million and ¥2,442 million of net increase in borrowings from related parties in the nine months ended December 31, 2025.
Off-Balance Sheet Arrangements
During the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.